FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number
1.	Telefónica — Presentation on Quarterly results for the period January-December 2009	2

Investor Relations February 26th, 2010

Disclaimer This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. 1

2009: Top quality performance in a very challenging environment GROUP FINANCIALS STRONG DIVERSIFICATION INTEGRATED MANAGEMENT MODEL FINANCIAL STRENGTH Setting the base for future growth: Boost in customer growth Underlying top line recovery in Q4 09 Focused CapEx Best in class efficiency & high cash flow generation Guidance met in all metrics Sector leading shareholders returns DISCIPLINED EXECUTION 2

Robust set of financials in 2009 GROUP FINANCIALS Includes hyperinflationary accounting in Venezuela in 2009. Organic growth: Assumes constant exchange rates as of 2008 (average fx) and includes the consolidation of Telemig in January-March 2008. Excludes hyperinflationary accounting in Venezuela in 2009. OIBDA and OI figures do not include the impact of capital gains derived from Airwave and Sogecable disposals registered in Q2 08 and Medi Telecom in Q4 09. Reported figures hit by FX & impacts in Venezuela Jan-Dec(1) 2009 Revenues Operating Income (OI) Change(1) FY 09/FY 08 Net income -2.1% -1.6% € in millions Operating Income before D&A (OIBDA) -1.4% +2.4% +5.7% OIBDA Margin +0.3p.p. Change organic(2) FY 09/FY 08 +0.2% +0.9% +0.3p.p. +0.7% OpCF (OIBDA-CapEx) +8.0% 56,731 22,603 13,647 7,776 15,346 39.8% T. Espana 35% 43% T. Latam 41% 40% T. Europe 24% 17% Revenue s OIBDA % Group Contribution by regions (FY 09) 3

Further growth in net income and EPS GROUP FINANCIALS FY 09 EPS reached € 1.71: +4.5% y-o-y FY 09 € in millions (% change y-o-y) 47 (c.s.) -3,307 (+18.2%) -2,450 (-20.7%) -161 (-31.1%) 13,647 7,776 OI Associates Financial results Taxes Minorities Net Income 22,603 -8,956 (-1.0%) D&A OIBDA -1.4% -1.6% +2.4% € 591 m goodwill tax benefit in 2009 Recurrent € 140 m/year from 2010 € 630 m derived from negative impacts in Venezuela 4

Strong commercial momentum, setting the base for future growth GROUP FINANCIALS Net adds sequential improvement along the year driven by higher gross adds and churn containment H2 09 net adds more than tripled H1 09's figure, on the back of mobile net adds MBB accesses gaining traction: +70.3% y-o-y Excludes Medi Telecom customers in 2008 & 2009 and the disconnection of inactive customers. Excludes Medi Telecom customers in 2008 & 2009. Telefonica Group Accesses (2) (in millions) Like-for-like growth(2) Total FBB 264.6 202.3 Mobile Pay TV Fixed 13.5 +8.2% +9.8% 2.5 40.6 MBB >15 m +5.1% +7.4% -5.4% Group Total Net adds (1) (^000) Q1 09 4,144 2,134 1,383 Q2 09 Q3 09 Q4 09 6,782 +63.7% vs. +1.9% in 2008 FY 09 14,443 5

GROUP FINANCIALS

Sustained strong cash generation led by improved profitability

Telefónica Group


FY 09 Organic growth(1) (y-o-y)
OIBDA margin reported
+7.8 p.p.
+8.0%
+0.9%
+0.2%
39.8%
(+0.3 p.p.)
Revenues
OIBDA
OpCF(3)

Efficiency ratio(2)


-1.4 p.p.
IMPROVED!
75.5%
74.1%
Dec-08
Dec-09

Efficiency gains and maximizing synergies:

- OpEx contention in FY 09 (-0.4% organic(1) y-o-y)
- Lower SACs across regions, driving the fall in commercial costs (-2.3% organic(1) y-o-y in FY 09)
- Interconnection costs down 2.0% organic(1) y-o-y in FY 09 on lower MTRs

Focused CapEx, oriented to growth opportunities:

- -11.1% organic(1) y-o-y (-8.7% ex-VIVO licenses)
- 78% of total CapEx for growth & transformation:
- Continued growth in BB (fixed & mobile) across regions 3G CapEx: +66.0% y-o-y ex-fx
  - 3G coverage: +15 p.p. y-o-y
  - Local loops >25 Mbps; +6 p.p. y-o-y
  - IP network capacity: x2 vs. FY 08

(1) Organic growth: Assumes constant exchange rates as of 2008 (average fx) and includes the consolidation of Telemig in January-March 2008. Excludes hyperinflationary accounting in Venezuela in 2009. OIBDA and OI figures do not include the impact of capital gains derived from Airwave and Sogecable disposals registered in Q2 08 and Medi Telecom in Q4 09.
(2) Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program at T. España.
(3) OpCF: OIBDA-CapEx

TELEFONICA S.A.
Investor Relations
Telefónica
6

GROUP FINANCIALS

Delivering our year-end targets for 7 years in a row

Revenue Growth(1)


+0.3%
Change FY 09/FY 08

2009 GUIDANCE
Revenue growth

OIBDA Growth(1)


+1.1%
Change FY 09/FY 08

2009 GUIDANCE
+1%/+3%

CapEx(1)


€7,459 m
FY 09

2009 GUIDANCE
< €7,500 m

OpCF(1)


+8.4%
Change FY 09/FY 08

2009 GUIDANCE
+8%/+11%

(1) Full year 2008 adjusted figures for guidance exclude Sogecable capital gain (€ 143 m), the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized (€ 174 m) and includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008) and exclude hyperinflation accounting in Venezuela. In terms of guidance calculation OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.

TELEFONICA S.A.
Investor Relations
Telefonica
7

TELEFÓNICA ESPAÑA

Sustained top-line improvement and strong OpCF

REVENUE
(Underlying[1] y-o-y change)


T. ESPAÑA
-5.9%
-5.7%
-6.2%
-6.6%
-4.5%
WIRELINE
-3.7%
-3.0%
-4.2%
-4.0%
-2.9%
WIRELESS (Service revenues)
MTRs cuts impact: -2.6 p.p.
-8.0%
-7.3%
-8.1%
-8.0%
-7.7%
FY 09
Q1
Q2
Q3
Q4

EFFICIENCY


OIBDA
OIBDA margin
T. ESPAÑA (comparable[2]; y-o-y change)
y-o-y change
FY 09
Q4
-8.0%
-7.5%
48.0%
-1.1p.p.
45.8%
-1.5p.p.
FY 09
Q4
Efficiency ratio[3]
+0.1p.p.
61.5%
61.6%
Dec-08
Dec-09

- Revenue trends improving for the second consecutive quarter across businesses
- Maintaining benchmark efficiency ratios
- Delivering a strong OpCF generation

T. España OpCF: € 7,893 m

(1) Excluding USO (Q4 09, Q1 09 and Q3 08), seasonality in Q2 09 and Application Sale in Q3 09.
(2) Excludes impact of USO in Q4 09 on revenues (Wireline: €148 m) and OIBDA (Wireline: €91 m; and Wireless: € -44 m), in Q1 09 on revenues (Wireline: € 75 m) and OIBDA (Wireline: € 46 m; Wireless: € -24 m) and Q3 08 on revenues (Wireline: €183 m) and OIBDA (Wireline: € 110 m; Wireless € -59 m), bad debt recovery in Q1 08 (Wireline: €17 m; Wireless: €8 m), Real Estate capital gains (Wireline: €6 m in FY 09 and € 74 m in FY 08), revision of the estimates for the adjustment to workforce adaptations plans provided for in prior periods, which resulted in lower expenses in Q2 09 (Wireline: € 58 m; Wireless: € 32 m); the sale of applications rights (Wireless: €48 m on revenues and OIBDA); and capital gains from the disposal of Medi Telecom (Wireless: €220 m).
(3) Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program.

TELEFONICA S.A.
Investor Relations
Telefonica
8

Intensifying commercial activity, building foundations for 2010 TELEFONICA ESPANA WIRELESS Monthly flat rates. ARPU excluding MTRs. Strong leadership (access & revenues share) Increasing the quality of the customer base: 65% on contract Improving traffic trends, reflected in better ARPU(2) performance Exploiting the MBB opportunity: market leader in 3G devices Wireless BB accesses ('000) Wireless contract customers (^000) y-o-y change 1,945 Wireless 3G devices Wireless data flat rates(1) > 2x +42% 8,874 Mobile ARPU (y-o-y change) Mobile traffic (y-o-y change) -3.6% -4.5% -3.8% -2.2% Outgoing ARPM Q1 Q2 Q3 Q4 -3.5% FY 09 -4.2% -3.8% -3.3% -5.5% -4.1% -9.5% -10.4% -9.4% -7.4% -7.8% -7.1% Q1 Q2 Q3 Q4 -9.7% -6.6% Reported FY 09 -9.7% -7.2% Ex-MTRs Net adds Customer base -14.9 141.4 314.8 Q1 Q2 Q3 Q4 324.9 -55% -105% +194% +60% +5.3% 15,334 Dec-09 y-o-y change 9

Sustaining wireline leadership with limited BB ARPU erosion TELEFONICA ESPANA WIRELINE Estimated market shares. 2009 Retail BB connectivity ARPU (y-o-y) -6.6% -5.7% -6.8% -5.6% Q1 Q2 Q3 Q4 -6.3% FY 09 2009 Pay TV net adds (^000) -7.7 4.7 Q1 Q2 44.7 48.7 Q3 Q4 Market share ^17%E H2 09 +160% y-o-y H1 09 -105% y-o- y 2009 Fixed telephony lines losses ('000) -209 -321 -314 Q1 Q2 Q3 -282 Q4 H1 09 +155% y-o- y H2 09 +43% y-o-y 2009 FBB net adds (^000) Market share ^56%E 92 H1 09 -78% y-o-y H2 09 -40% y-o-y 45 40 Q1 Q2 53 Q3 Q4 10 66% of lines lost in 2009 offset by wholesale line net adds

Evidence of top line recovery Ex USO. Based on historical data and Telefonica's estimates. TELEFONICA ESPANA HIGHLIGHTS Lower PSTN access revenues, in line with accesses evolution -5.9% -7.6%(1) -9.1%(1) - 7.0%(1) Wireless incoming revenues (roaming-in and -19.1% -18.8% -23.2% - 19.9% interconnection) down on price cuts LOWLIGHTS Maintaining revenue share(2) leadership across businesses y-o-y Q2 09 Q3 09 Q4 09 FY 09 Healthy IT revenue growth +4.8% +11.1% +19.5% +14.7% Robust wireless data connectivity revenues +56.6% +46.9% +55.1% +52.2% Growth of wireline data revenues +7.1% +12.7% +11.3% +8.7% Wireline voice service revenues impacted by lower usage -12.1% -10.8% -9.5% -10.2% STABILIZATIO N Decline in retail wireline BB revenues on lower accesses -2.2% -3.2% -2.7% -1.7% market growth and ARPU decline Outgoing wireless revenues down on lower usage patterns -6.6% -5.3% -4.5% -5.4% From stabilization ... ...to recovery 11

TELEFÓNICA LATAM

T.Latam: A story of profitable growth


Financial performance
(FY 09 y-o-y change)
€ terms
Organic(1)
3.7%
5.3%
8.3%
10.1%
29.1%
29.8%
Revenues
OIBDA
OpCF


Diversified OpCF
(FY 09 y-o-y change)
+29.8%
5.9p.p.
5.6p.p.
4.7p.p.
3.9p.p.
9.9p.p.
Organic(1)
Mex.
Bra.
Ven.
Arg.
Others(2)


Margins over revenues
(FY 09)
Organic y-o-y growth(1)
+1.7p.p.
39.8%
-2.9p.p.
15.0%
76.7%
IMPROVED!
-3.3p.p.
OIBDA margin
CapEx/ Revenues
Efficiency ratio(3)

- **Healthy organic top line growth:**
  - Double digit growth in mobile service and Internet & Pay TV revenue
- **Enhanced profitability on OpEx and CapEx efficiency and scale economies:**
  - OIBDA margin expansion y-o-y despite intense commercial activity
  - Improvement in efficiency ratio y-o-y, boosting cash flow generation
- **Well diversified portfolio:**
  - Key to face challenges in Brazil (wireline) and Colombia
  - Remarkable growing contribution from our Mexican operations

Δ in 2009:
- **10.9m customers[4]**
- **€1.3bn in OpCF**

(1) Assuming constant exchange rates, including the consolidation of Telemig in Jan-Mar 2008 and excluding hyperinflation adjustments in Venezuela.
(2) Includes Central America, Colombia, Ecuador, Chile, Peru, Uruguay and Others.
(3) Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum.
(4) December 2009 includes the disconnection of inactive customers in Colombia, Peru and Guatemala.

TELEFONICA S.A.
Investor Relations
Telefonica
12

TELEFÓNICA LATAM

Wireless business: improving trends in Q4 09

Net Adds (in millions)


% YoY change(2)
Contract net adds/total
H2 09:3.3x H1 09
1.3
-60%
1.4
-77%
3.3
-32%
5.5
+8%
11.4
-40%
19%
+2.8 p.p.
vs. 2008
Q1
Q2
Q3
Q4
2009

Mobile Customer & ARPU (y-o-y change)


Customers(2)
ARPU(3)
15.8%
-4.3%
11.1%
-2.9%
9.3%
-2.3%
9.2%
-2.1%
Q1
H1
9M
2009

2009 Mobile revenue growth (y-o-y organic[3])


9.8%
12.5%
38.0%
Total
Service
Data

- **Strong commercial momentum:**
  - Ramp up in net adds along the year
  - Q-o-q churn reduction across markets: 2.3% in Q4 09 (-0.3 p.p. vs. Q4 08)
  - Consolidating competitive position in the region
  - Higher quality base
- **Stabilizing ARPU trends:**
  - Good usage stimulation: traffic up 13.8% y-o-y in FY 09; +25.1% in Q4 09)
  - FY 09 ARPU[3] down 2.1%(-1.2% in Q4 09), impacted by MTRs cuts
  - Strong data revenues: 19.4% of data rev./service rev. in Q4 09 (+4.8 p.p. y-o-y)
  - Positive growth in outgoing ARPU, both in Q4 and FY 09
- **Double digit organic[3] service revenue growth fuelled by customer and usage boost:**
  - Robust data revenues on good MBB momentum
  - Lower handset sales: -10.2% y-o-y[3] in FY 09

(1) For comparison purposes, net adds in December 2009 exclude the disconnection 116,000 inactive mobile accesses in Central America. For 2008, it includes Telemig net adds in Q1 08 and excludes the close to 4 million incorporation of Telemig in April 2008.
(2) Includes Telemig as of January 1st, 2008.
(3) Assumes constant exchange rates and includes Telemig in Jan-Mar 2008.

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Investor Relations

Telefónica

13

TELEFONICA LATAM For comparison purposes, Q4 09 net adds and growth rates exclude the disconnection of 24,646 inactive broadband accesses in Colombia. For comparison purposes, Q4 09 net adds and growth rates exclude the disconnection of 375,572 inactive fixed telephony accesses in Colombia. Excluding Medianetworks in 2008. Wireline business: stabilizing revenue drivers 14 Recovering BB growth: April-Sept. 09 net adds impacted by Anatel's decision in Brazil Q4 09, the best quarter, setting the base for 2010 BB/fixed lines: +2.5 p.p. y-o-y Significant reduction of line losses: A significant improvement in line losses in Q4 09 Improved quality as a key lever to reduce churn First signs of traffic stabilization Progressing in transformation: 2P&3P/BB: +8.0 p.p. y-o-y Increased contribution from internet & Pay TV revenue Internet & Pay TV rev/ Total rev (FY 09) y-o-y growth Brazil Arg. Chile Peru Col. Latam 32.4% 25.8% 21.0% 14.5% 19.8% 21.0% +1.6p.p. +3.8p.p. +3.9p.p. +2.6p.p.(3) +2.4p.p. +4.0p.p. -48 6.4 Dec-09 +6.3% Q1 09 Q3 09 Q2 09 Q4 09(1) -29% -50% n.s. -23% Net adds ('000) 142 143 147 Accesses (m) -283 Dec-09 24.6 -2.7% Q1 09 Q3 09 Q2 09 Q4 09(2) -127 -126 -114 -155 Line losses (^000) Q4 08 Accesses (m) y-o-y growth(1) Latam Retail BB Latam Fixed Accesses y-o-y growth (2)

TELEFONICA LATAM Quality improvements in Telesp starting to pay off Stabilizing OIBDA margins sequentially: Despite transformation initiatives & more resources on quality Improving quality standards: Enhanced processes & customer care Already bearing fruits on the commercial side Better commercial performance: Q4 09, the best quarter in fixed line losses Better quality adds & higher CSI leads to lower churn Progressive resume of Speedy sales across distribution channels from September Recovery in BB net adds despite limited advertising Index (%). 15 FBB Q4 09 - Q1 09 OIBDA margin (%) Q1 09 Q3 09 Q2 09 Q4 09 37.6% 40.7% 38.0% 37.0% Net adds ('000) Monthly gross adds(1) 100 88 Monthly churn(1) 100 82 Pre- suspension Q4 09 Pre- suspension Q4 09 58.6 Q4 09 22.1 9M 09 x2.7 Q1 09 Q3 09 Q2 09 Q4 09 -84 -108 -147 -199 -69 Q4 08 Call center law change Stabilization -10% Q4 09 Q2 08 -51% Q3 08 Q4 08 Q2 09 Q1 09 Q3 09 Q4 09 - Q2 08 Quality Anatel claims (y-o-y evolution) Line Losses (Dec-09; 000)

TELEFÓNICA LATAM

Sustained performance in most markets

FY 09 y-o-y growth (in local currency)	Total revenue	Mobile service revenue	Total Wireline revenue	BB & TV revenue	Total OIBDA	Mobile OIBDA	Wireline OIBDA
Brazil(1)	+0.9%	+7.7%(2)	-1.8%	+10.3%	-3.1%	+16.4%(2)	-8.9%
Argentina	+15.3%	+18.1%	+13.9%	+38.6%	+19.9%	+31.8%	+4.9%
Chile	-3.3%	- 3.2%	-6.3%	+ 10.3%	+5.5%	+13.3%	-1.8%
Peru(3)	+4.4%	+3.0%	+2.8%	+11.8%	+13.1%	+19.8%	+8.2%
Colombia	-11.6%	-10.3%	-10.0%	+12.7%	-20.0%	-3.4%	-31.2%
Venezuela(4)	+20.4%	+24.2%			+25.4%		
Mexico	+10.0%	+17.8%			+55.2%		

- Gaining market share & very strong financials in Mexico
- Vivo consolidated its leadership in a very competitive market while expanding margin
- Strong operating and financial performance across businesses in Argentina, Peru & Venezuela

(1) Includes 50% of Vivo.
(2) Includes Telemig in January-March 2008.
(3) Excludes Media networks in 2008.
(4) Excludes hyperinflation adjustment in Venezuela in 2009.

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Telefónica

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TELEFÓNICA EUROPE

T. Europe: improving revenue trends and increasing profitability in key markets

Mobile Customer growth

% Contract weight


Net additions (in millions)(1)
2009 accesses (y-o-y change)
2.9
80%
FY 09
+12.4%
+6.5%
Contract
Total

Revenue (y-o-y growth)(2)

Organic
Organic, ex-MTRs


+4.2%
+1.8%
+3.0%
+3.9%
Q1 09
Q2 09
Q3 09
Q4 09
+1.1%
+3.2%
FY 09

FY 09 Profitability (y-o-y growth)(2)


+4.1%
OIBDA
84.0%
IMPROVED!
-2.7 p.p.
Efficiency Ratio(3)
+21.7%
GER +14.3 p.p.
OpCF(4)

- **Underlying revenue growth acceleration driven by customer growth and stabilization in ARPU trends:**
  - Gaining market share overall
  - Contract churn: -0.1 p.p. y-o-y in FY 09
  - Focus on value; mobile contract net adds in Q4 09 up 42.8% y-o-y
  - Strong non-P2P SMS revs. in FY 09 (+37.1% y-o-y(2)) on higher smartphone base
- **Improved profitability on increased market momentum:**
  - FY 09 OIBDA margin y-o-y improved 0.8 p.p.(2) to 28.9%
  - Lower retention costs and further reduction in non-commercial costs
  - Positive contribution to cash flow growth from all markets; Germany increasing its share

(1) Net adds are adjusted by inactive prepay customers disconnected from T. O2 Germany's base (Dec-09 450K; Dec-08 >240K).
(2) Organic growth: Assuming constant exchange rates. The impact derived from past assets disposals (€174 m in 2008 from Airwave) is also excluded from the calculation at OIBDA level.
(3) Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum.
(4) OpCF: OIBDA-CapEx.

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TELEFÓNICA EUROPE

T. O2 UK: continued outperformance

Mobile customer growth


2009 accesses (y-o-y change)
+13.6%
+5.1%
Contract
Total
Contract churn
1.3%
1.1%
FY 08
FY 09

Mobile Service Revenue
(y-o-y growth in local currency)

Reported
Ex-MTRs


+5.3%
+5.9%
+6.1%
+8.2%
+5.2%
+4.7%
+1.2%
+1.6%
Q1 09
Q2 09
Q3 09
Q4 09

FY 09 Financials
(y-o-y growth in local currency)

OIBDA margin (%)(1)


+3.5%
+4.0%
26.2%
+10.5%
Revenues
OIBDA(1)
OpCF(1,2)

- **Continued strong market momentum in Q4, fuelling top line growth:**
  - Mobile contract net adds up 5.6% y-o-y in Q4 09
  - Market leading contract churn at 1.0% in Q4 09
  - Non-P2P SMS revs. +49.7% y-o-y in local currency in Q4 09
- **OIBDA sequentially improving from Q2:**
  - Lower SAC/SRC increase than commercial activity
  - Higher efficiencies driving additional growth
- **Ongoing investments in the network:**
  - Ahead of the learning curve in mobile Internet vs. competition
  - 687 new sites completed as of Dec, 2009; 1,500 planned for 2010

(1) Excluding restructuring charges in Q3 09.
(2) OpCF: OIBDA-CapEx.

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Investor Relations
Telefonica
18

TELEFONICA EUROPE Gaining market share on strong momentum from Q3: Challenger: O2o (tariff), My Handy (hardware) Improved distribution: 215 new shops in 2009 Solid #3 position in MBB on high network quality; Non-P2P SMS revenue up 35.7% y-o- y in FY 09 Fixed BB & hardware revenues helping to the 4.2% y-o-y growth in total revenue in FY 09 Higher efficiencies and scale, generating positive cash flow: No further network dependence on 3rd parties from 1st Jan 2010 Lower SACs leveraging new commercial approach Savings in administration and commercial costs Enhanced integrated approach through the acquisition of Hansenet T. O2 Germany: the fastest growing operator in the market 2009 net adds are adjusted by 450K inactive prepay customers disconnected from T. O2 Germany's base in December. OpCF: OIBDA-CapEx Mobile customer growth % over total net adds FY 09 Profitability y-o-y growth OpCF(2) OIBDA +19.3% €-154 m in 2008 € 122 m € 918 m OIBDA margin (%) +3.1 p.p. 24.5% Q2 09 Q3 09 Q1 09 Q4 09 +0.6% +1.2% +2.1% +2.5% -1.2% -0.4% -0.1% +1.6% FY 09 -0.3% Q1 09 260 118 Q2 09 Q3 09 Q4 09 139 216 47%(1) O2o My Handy Contract mobile net adds ('000) +9.2% +10.5% Contract Total 2009 accesses (y-o-y change) Mobile Service Revenue (y-o-y growth) 19 Ex-MTRs Reported

GROUP FINANCIAL EXPENSES AND DEBT

Debt: same quantity, improved quality

Net Financial Debt Evolution


€ in millions
1.9x OIBDA(1)
42,733
-9,097
+793
+5,516
+1,178
+2,429
43,551
Net Fin. Debt Dec-08
FCF Post-Minorities
Commitments cancellation
Shareholder remuneration
Net Financial Investments
FX, accruals and others
Net Fin. Debt Dec-09

Lower financial expenses (ex-Venezuela)

- Net interest Expenses 2008 — € -2,797 m
- Net Interest Expenses 2009(2) — € -2,677 m

Lower net interest expenses — € -120 m

Total Average Debt	Net Interest Expenses	Effective Interest Rate (3)
45,237	2,504	5.54%

Increasing average debt life


5.9y
6.6y
Dec-08
Dec-09

- Leverage target, including commitments, kept in the low part of our target range (2.1x OIBDA)
- Strong liquidity position with cash exceeding 2010 maturities
- € 8 bn bonds issued in 2009 and € 4 bn loan extension option up to 2012 and 2013 at holding
- Contained financial expenses at 5.9%, ex-Venezuela, with a reduction of 46bp vs. FY 08

(1) Calculated based on FY 09 OIBDA figure excluding results on the sale of fixed assets.
(2) Excluding the impact of hyperinflation in Venezuela in 2009.
(3) Cost of debt excluding the impact of hyperinflation in Venezuela in 2009.

TELEFONICA S.A.
Investor Relations
Telefónica
20

GROUP FINANCIALS

2010 priorities and outlook

#1 Capturing top line growth prospects

- **Reinvesting efficiency gains to foster revenue expansion**
- **Higher CapEx to support growth in customers & volumes**

	2009 Adjusted[1]	2010 Guidance[1]
Revenue	56,407	+1%/+4%
OIBDA	22,344	+1%/+3%
CapEx (€ in millions)	7,262	7,450/7,650

€2.10 EPS target confirmed

- On the back of the operating guidance provided, further efficiencies in taxes and financial costs and potential assets sales:
  - Interest expenses for 2010 are expected to be around 5.5%-5.75% (<6% guided in October 2009)
  - 2010 accrued tax rate is estimated at 25%-27% (vs. previous guidance of 27%-28%)
  - Continue to analyze value creation opportunities maintaining an active management of our non core asset portfolio

(1) 2009 adjusted figures for guidance exclude Telyco Morocco results in T. España, Medi Telecom capital gain and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX in 2009) and excludes hyperinflationary accounting in Venezuela in both years. It also includes 10 months of consolidation of Hansenet and Jajah in T. Europe. In terms of guidance calculation, OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx also excludes Real Estate Efficiency Program of T. España and spectrum licenses.

TELEFONICA S.A.
Investor Relations
Telefónica
21

2010 key priorities by region GROUP FINANCIALS T. Europe Customer insight and agility to deliver market outperformance Internet accesses driving revenue growth Improved efficiency by re-engineering business models and further utilizing Group scale T. Latam Capture growth potential in the mobile market, improving ARPU and customer mix, accelerating mobile Internet's deployment Speed-up the fixed line transformation towards a BB Company, with customer satisfaction and quality as key drivers Further progress in capturing regional synergies T. Espana Maintain a strong commercial momentum (FBB & MBB) and market leadership to capture market recovery Reinvest efficiency gains in the short term to ensure business growth prospects Deliver a strong cash-flow generation 22

GROUP FINANCIALS

Sector leading cash returns


Current
Dividend Yield:
8.3%(3)
DPS (€)
1.15
1.40
1.75
FY 2009
FY 2010E(1)
FY 2012(1) minimum target(2)

- DPS targets reiterated
- Dividend is well covered
- No dependence on cash repatriation from any particular country in Latin America

+

Tactical share buybacks to be considered for FCF excesses

- 0.6% of capital held in treasury
- Derivatives on 150 m shares as of 31/12/09

TELEFONICA S.A.
Investor Relations

(1) It is Company's intention to maintain its current practice so that dividends will be payable in two tranches.
(2) Targeted under current guidance hypothesis.
(3) Based on Telefónica stock price as of 25th, February 2010.

Telefonica

23

M&A Priorities Spectrum auctions in current markets to foster growth: Germany & Mexico in H1 2010 Potential awarding process in Spain along 2010 In-market consolidation: Hansenet acquisition closed on February 16th Increase shareholding in China Unicom to 10% GROUP FINANCIALS We reiterate our selective M&A approach 24

Conclusions GROUP FINANCIALS Top quality performance in 2009 in a very challenging environment Clear priorities and positive outlook for 2010 Lower risk investment case supported by recent events in Venezuela (FX) Very attractive medium term guidance reiterated Sector leading cash return. DPS targets confirmed Selective M&A policy maintained 25

ANNEX

Impacts on Telefonica Group derived from its investments in Venezuela GROUP FINANCIALS FY 2010E Results from Venezuela will be translated using FX as of the end of the period No material impact in net income as declared dividends (FY 06-08) will minimize the impact of the year's inflation in the net monetary position 2009 P&L Revenues 267 (5) (18) 57 233 OIBDA 64 (20) (18) 16 86 OI (1) (32) (25) (5) 61 Financial Expenses (630) (44) (71) (101) (414) Taxes 83 9 (4) (3) 81 Net Income (548) (67) (100) (108) (273) FY 09 Q1 09 Q2 09 Q3 09 Q4 09 € in millions 2009 Statement of financial position Translation differences(1) 1,224 815 914 1,074 1,224 Net impact in Equity 676 748 747 799 676 Dec-09 Mar-09 Jun-09 Sep-09 Dec-09 € in millions Adjustment of historical cost of non monetary assets prior to 2009 The cumulative effect of the accounting restatement adjusting the effects of hyperinflation corresponding to years prior to 2009 and the 2009 impact are reflected in retained earnings as of beginning of the year 2009.

Impacts from the Venezuelan devaluation GROUP FINANCIALS P&L Impact: Results and cash flows from Venezuela will be translated at the new devaluated FX (4.3 Venezuelan bolivar fuerte per US dollar) Statement of financial position: Decrease in the Telefonica Group^s net assets in Venezuela as a result of the new FX (4.3 Venezuelan bolivar fuerte per US dollar), that will have and impact of approximately 1,810 million euros in the Group^s Equity FY 2010 Cash Repatriation Venezuelan Authorities announced (January 19th, 2010) a preferential rate of 2.6 bolivar fuerte per US dollar for new items: Dividends payments requested to CADIVI before January, 8th 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: February 26th, 2010	By:	Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer